

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 4, 2016

Michael M. Garland
Chief Executive Officer and Director
Pattern Energy Group Inc.
Pier 1, Bay 3
San Francisco, CA 94111

      Re: Pattern Energy Group Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 2, 2015
             File No. 001-36087

Dear Mr. Garland:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jim Allegretto

                    Jim Allegretto
                    Senior Assistant Chief Accountant
                    Office of Consumer Products